November 5, 2004


Mail Stop 0510


via U.S. mail and facsimile

Mr. Glenn H. Epstein
Chairman and Chief Executive Officer, Intermagnetics General
Corporation
450 Old Niskayuna Road
Latham, NY  12110

	RE:	Form 10-K for the fiscal year ended May 30, 2004
		Form 10-Q for the period ended August 29, 2004
		Form 8-K/A dated September 29, 2004
			File No. 1-11344


Dear Mr. Epstein:

		We have reviewed your response letter dated October 28, 2004 to our letter dated October 14, 2004 and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended May 30, 2004


Note A - Significant Accounting Policies - Revenue Recognition

1. You indicate in your response to prior comment number 12 that you recognize revenue under research and development contracts with the US Government as well as other customers.
* In future filings revise your income statement captions "net sales" and "costs of products sold" to "net revenues" and "costs of revenues" or some other similarly worded captions to clarify that these line items reflect revenues and costs related to both products and services.
* Revise your revenue recognition policy to better differentiate between product sales and revenue earned under research and development agreements. Your response indicates that all of your research and development contracts are accounted for in accordance with SOP 81-1. Your current accounting policies appear to differentiate between revenues recognized under research and development contracts with the federal government and other customers.
* You indicate under your product research and development accounting policy that these costs are included in operating expenses. Based on your response letter and your disclosures on page 19 (which presents product research and development costs for 2004, 2003 and 2002 that are in excess of the amounts reflected under the caption "product research and development" on your consolidated income statements), we assume that you have reflected product research and development expenses incurred under research and development contracts within cost of products sold. Please revise your future disclosures to clarify.


Form 10-Q for the Quarter ended August 29, 2004 and Form 8-K/A#1 dated September 29, 2004


2. We note your response to our prior comments 17 and 18 that you will amend your Form 10-Q for the quarter ended August 29, 2004 and Form 8-K/A#1 dated September 29, 2004. Please file these reports as soon as possible.

General

3. As requested in our comment letter dated October 14, 2004, please provide the three acknowledgements in your next response to us. These are:

* The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please file the amendment to your Form 10-Q and Form 8-K and provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 824-5525 or, in his absence, to Jeanne Baker, Assistant Chief Accountant at (202) 942-1835, or the undersigned at (202) 942-1798.

							Sincerely,



							John Hartz
							Senior Assistant Chief Accountant

Intermagnetics General Corporation
November 5, 2004
Page 4 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

       DIVISION OF
CORPORATION FINANCE